Exhibit 99.1

Atlas Shareholders Approve Merger With Poseidon Acquisition Corp.

LONDON, UK, Feb. 24, 2023 /CNW/—Atlas Corp. (“Atlas” or the “Company”) (NYSE: ATCO) today announced that, at its annual meeting of shareholders held today, February 24, 2023 (the “Annual Meeting”), its shareholders approved by the required votes the proposal to adopt and approve the Agreement and Plan of Merger (the “Merger Agreement”) by and among Atlas, Poseidon Acquisition Corp. (“Poseidon”) and Poseidon Merger Sub, Inc. and the transactions contemplated by the Merger Agreement, including the merger with Poseidon (the “Merger Proposal”).

In accordance with the requirements of the Merger Agreement, the Merger Proposal was adopted and approved at the Annual Meeting by the affirmative vote of both (1) the holders of a majority of the issued and outstanding Atlas common shares and (2) the holders of a majority of the issued and outstanding Atlas common shares beneficially owned by the Unaffiliated Shareholders (as defined in the Merger Agreement). The Company continues to expect that the merger will be completed in the first half of 2023, and based upon the current status of regulatory approvals, consents and other customary closing conditions the merger could close as early as March 31, 2023, subject to based upon the current status of all required conditions. In the merger, holders of the Company’s common shares will receive $15.50 in cash in exchange for each common share they own.

Additionally, at the Annual Meeting, the Company’s common shareholders voted to re-elect all eight of the Company’s current directors and ratify the appointment of KPMG LLP as the Company’s independent auditors.

About Atlas

Atlas is a leading global asset management company, differentiated by its position as a best-in-class owner and operator with a focus on disciplined capital deployment to create sustainable shareholder value. Atlas targets long-term, risk-adjusted returns across high-quality infrastructure assets in the maritime sector, energy sector and other infrastructure verticals. For more information visit atlascorporation.com.

Cautionary Note Regarding Forward-Looking Statements

This release contains “forward-looking statements.” All statements, other than statements of historical facts, that address activities, events or developments that the Company expects, projects, believes or anticipates will or may occur in the future are forward-looking statements. You are cautioned not to rely on these forward-looking statements, which speak only as the date of this release. The Company undertakes no obligation and does not intend to update these forward-looking statements to reflect events or circumstances occurring after this release. These statements are based on current expectations of future events, are not guarantees of future performance and are subject to risks, uncertainties and other factors, some of which are beyond the Company’s control and are difficult to predict. These risks and uncertainties include the risks that the transactions contemplated by the Merger Agreement may not be consummated due to the failure to satisfy conditions to completion of the merger, the occurrence of any event, change or other circumstance that gives rise to the termination of the Merger Agreement or otherwise. If underlying assumptions prove inaccurate or unknown risks or uncertainties materialize, actual events could vary materially from the Company’s expectations. When considering these forward-looking statements, you should keep in mind the risk factors and other cautionary statements found in the Company’s filings with the SEC, which include, but are not limited to, those found in the Company’s Annual Report on Form 20-F for the year ended December 31, 2021, filed with the SEC on March 24, 2022, the Company’s Proxy Statement filed as an exhibit to Schedule 13e-3, filed with the SEC on January 9, 2023, and the Company’s other filings with the SEC.

SOURCE Atlas Corp.

For further information: Investor Inquiries: Will Kostlivy, Investor Relations, Atlas Corp., Tel. +1-888-829-0013, Email: IR@atlascorporation.com